JK ACQUISITION CORP.
5847 SAN FELIPE
SUITE 4350
HOUSTON, TX 77057
(713) 978-7557
December 28, 2005
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JK Acquisition Corp. Form 8-A/12G — Filed August 16, 2005 Registration Statement File No. 000-51498
Ladies and Gentlemen:
The Company hereby respectfully requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal by the Company of its Registration Statement on Form 8-A/12G filed with the Commission on August 16, 2005 (File No. 000-51498) (the “Registration Statement”). No securities were offered or sold pursuant to the Registration Statement.
The Company requests this withdrawal because of market conditions it has elected not to pursue the registration of the securities included therein the Registration Statement at this time. The Company also requests in accordance with Rule 457(p) under the Securities Act that all fees paid by the Company to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account.
If you have any questions or comments or require further information or documentation, please do not hesitate to call Thad Schaefer of Patton Boggs LLP at (214) 758-6621.
Thank you for your assistance in this matter.

JK ACQUISITION CORP.
By:	/s/ James P. Wilson
James P. Wilson
Chief Executive Officer